Activity on Peak Loan Brokerage Platform Scales Up in Wake of COVID-19

Montreal, Quebec--(Newsfile Corp. - March 16, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that recent activity on its Jinxiaoer loan brokerage platform has seen a noticeable increase in the last week with an influx of new users and loan requests.

Although most businesses in China have now resumed their operations following the COVID-19 outbreak, people are still doing their best to limit non-essential travel, group gatherings and face-to-face interactions. This has benefitted certain businesses, such as online food delivery services, that have seen an increased demand for their services. It would appear that the services provided through the Jinxiaoer platform also fall within this category.

Jinxiaoer allows loan brokerage sales reps to use the Jinxiaoer mobile app to submit loan requests on behalf of their clients and have the requests matched with lenders and funded without the need for physical interaction between the reps, the clients or any of the parties involved in the lending process. In the past week alone, over 500 new sales reps have registered on the platform, contributing to 32 million RMB (about CAD$6.4M) worth of loans facilitated by Jinxiaoer over that period.

Today's news is yet another example of how Peak's technology is continuing to increasingly impact various spheres of China's commercial lending space. Earlier this month, Peak announced that the Jiangyin Municipal Government would use the Company's Cubeler Lending Hub platform to help qualify the city's SMEs most affected by the impact of COVID-19 for financial assistance in the form of low-interest loans. The government is currently running a public awareness campaign on its official website at http://www.jiangyin.gov.cn/ to keep the population informed on COVID-19 initiatives; and is working with the Company's Asia Synergy Data Solutions ("ASDS") subsidiary to create a new website specifically to promote the financial aid program, where SMEs will be able to submit their requests to see if they qualify for funding. ASDS, which manages the Cubeler Lending Hub, receives a service fee for each request submitted and processed under the program.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/53470